FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                 X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No                 X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 12, 2008, and entitled “Orbotech Announces First Quarter 2008 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at March 31, 2008.

3.	Registrant’s Condensed Consolidated Statements of Income for the Three Month Period ended March 31, 2008.

*            *            *            *             *            *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FIRST QUARTER 2008 RESULTS

YAVNE, ISRAEL — May 12, 2008 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2008.

Revenues for the first quarter of 2008 totaled $100.5 million, compared to $103.6 million recorded in the fourth quarter of 2007 and the $86.1 million recorded in the first quarter a year ago. Net income for the first quarter of 2008 was $3.7 million, or $0.11 per share (diluted), compared to a net loss of $1.1 million, or $0.03 per share (diluted), in the fourth quarter of 2007, and net income of $5.6 million, or $0.17 per share (diluted), in the first quarter of 2007.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $36.5 million in the first quarter of 2008, compared to $50.0 million in the fourth quarter, and $35.5 million in the first quarter, of 2007. Sales of flat panel display (“FPD”) inspection equipment were $20.4 million, compared to $10.6 million in the fourth quarter, and $19.1 million in the first quarter, of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $8.1 million, compared to $8.3 million in the fourth quarter, and $6.8 million in the first quarter, of last year. Sales of automatic check reading products were $2.0 million, compared to $3.6 million in the fourth quarter, and $2.4 million in the first quarter, of 2007. Sales of medical imaging equipment in the first quarter of 2008 were $7.3 million, compared to $6.1 million in the fourth quarter of 2007 (the Company acquired this business in August 2007). In addition, service revenue for the first quarter of 2008 was $25.5 million, compared to $25.0 million in the fourth quarter, and $22.2 million in the first quarter, of 2007.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $202 million, compared with approximately $206 million at the end of 2007. Non-operating disbursements totaled approximately $2.7 million, comprised mainly of capital expenditures. The Company’s marketable securities currently include approximately $33 million of auction rate securities which are tied to student loans and which have experienced a lack of liquidity during the last three months. However, $5.5 million of these securities were recently tendered at par and will be redeemed later this month. The Company believes that there is no credit risk as to the remaining $27.5 million.

The weakness in the United States dollar vis-à-vis the Sheqel adversely impacted net income during the first quarter of 2008 by approximately four cents per share compared with the fourth quarter of 2007. If the Sheqel-Dollar exchange rate remains at current levels, it is expected to result in a similar adverse impact on net income in the second quarter of 2008.

The Company believes that the decline in revenues from its PCB business during the first quarter resulted from the currently prevailing global economic uncertainty, particularly in North America, and this may continue to impact PCB revenues in the near term. Nevertheless, the long-term success of Orbotech’s Discovery PCB-AOI system has reinforced the Company’s overall leadership position in the PCB industry.

The increase in revenues from sales of FPD products reflects an initial increase in capital investments by LCD manufacturers, resulting from a strengthening demand for panels, a trend which is expected to continue throughout 2008 and into 2009. The Company had another strong quarter in bookings and finished the quarter with a record backlog.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “Our financial results for the quarter, particularly in our PCB business, reflect the challenging global economic environment. On the other hand, we continue to benefit from the strength in the LCD industry, which has led to large orders from LCD manufacturers. Given the ongoing weakness of the dollar, we are continuing to monitor our expenses very closely in order to maintain and improve margins. We remain optimistic as to the long-term demand for our principal products, and are confident that our consistent emphasis on research and development, together with our recent acquisitions, continue to lay a sound foundation for the Company’s future growth.”

An earnings conference call is scheduled for Monday, May 12, 2008, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-234-0003, and a replay will be available on telephone number 203-369-0531 until May 26, 2008. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”) and process control systems for bare and assembled printed circuit boards (“PCB”s) and for flat panel displays (“FPD”s), and imaging solutions for PCB production. The Company also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, 3—D Danish Diagnostic Development A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:

Adrian Auman	Michelle Harnish

Corporate Vice President of	Marketing Communications Manager

Finance and Investor Relations	Orbotech, Inc.

Orbotech Ltd.	+1-978-901-5120

+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2008

	March 31 2008	December 31 2007
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	135,762	120,913
Marketable securities	46,610	52,713
Accounts receivable:
Trade	159,637	151,173
Other	23,909	22,964
Deferred income taxes	4,657	4,317
Inventories	86,351	77,570

Total current assets	456,926	429,650

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	19,888	32,410
Other long-term Investment	530	780
Non-current trade receivables	234	231
Severance pay fund	15,045	14,099
Deferred income taxes	647	843

	36,344	48,363

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	28,654	28,142

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	68,822	67,016

	590,746	573,171

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	41,670	34,405
Deferred income	14,767	15,445
Other	37,308	37,194

Total current liabilities	93,745	87,044

ACCRUED SEVERANCE PAY	30,160	28,610
DEFERRED TAX LIABILITY	17,006	16,565

Total liabilities	140,911	132,219

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	1,368	1,330

SHAREHOLDERS’ EQUITY:
Share capital	1,703	1,699
Additional paid-in capital	147,724	144,991
Retained earnings	350,113	346,447
Accumulated other comprehensive income	6,119	3,677

	505,659	496,814
Less treasury stock, at cost	(57,192)	(57,192)

Total shareholders’ equity	448,467	439,622

	590,746	573,171

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008

	3 months ended March 3 1		12 months ended December 31
	2008	2007	2007
	U.S. dollars in thousands (except per share data)
REVENUES	100,484	86,105	360,662

COST OF REVENUES:
COST	59,621	49,883	210,616
WRITE DOWN OF INVENTORY			4,821

GROSS PROFIT	40,863	36,222	145,225

RESEARCH AND DEVELOPMENT COSTS—net	19,154	15,575	67,923

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	17,868	16,395	66,989

AMORTIZATION OF OTHER INTANGIBLE ASSETS	1,139	145	4,728

RESTRUCTURING CHARGES			510

IMPAIRMENT OF GOODWILL AND INTELLECTUAL PROPERTY			4,739

OPERATING INCOME	2,702	4,107	336

FINANCIAL INCOME—net	1,574	2,691	9,110

WRITE-DOWN OF LONG-TERM INVESTMENTS			(5,000)

INCOME BEFORE TAXES ON INCOME	4,276	6,798	4,446

TAXES ON INCOME	571	963	2,280

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	3,705	5,835	2,166

MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(39)	(42)	(416)

SHARE IN LOSSES OF AN ASSOCIATED COMPANY		(223)	(266)

NET INCOME	3,666	5,570	1,484

EARNINGS PER SHARE:
BASIC	$0.11	$0.17	$0.04

DILUTED	$0.11	$0.17	$0.04

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	33,256	33,171	33,091

DILUTED	33,256	33,331	33,190

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Executive Vice President and Chief Financial Officer

Date: May 13, 2008